FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 July, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

23 July 2021

NatWest Group plc

NatWest Group Progress on Phased Withdrawal from Republic of Ireland: Non-Binding MOU Agreed with PTSB

As part of the phased withdrawal from the Republic of Ireland announced on 19 February 2021, NatWest Group plc and Ulster Bank in the Republic of Ireland ("UBIDAC") have today entered into a non-binding Memorandum of Understanding ("MOU") with Permanent TSB ("PTSB") for the proposed sale of a perimeter comprising performing non-tracker mortgages, performing micro-SME loans, UBIDAC's asset finance business and a subset of its branch locations.

The proposed perimeter included approximately €7.6bn of gross performing loans as at 31 March 2021, the majority relating to non-tracker mortgages, and 25 branch locations. UBIDAC had total retail, micro-SME and asset finance gross lending of €16.1bn at 31 March 2021. The TUPE principle will apply to colleagues wholly or mainly assigned to the agreed in-scope perimeter and we expect the number of colleagues that will transfer as part of the transaction to be in the range of 400-500.

There is no immediate change for UBIDAC customers and colleagues at this time.

As part of the consideration for the proposed transaction, it is proposed that NatWest Group would receive a minority non-consolidating equity stake in PTSB.

The potential sale contemplated by the MoU remains subject to due diligence, further negotiation and agreement of final terms and definitive documentation, as well as obtaining regulatory and other approvals and satisfying other conditions. The proposed sale may not be concluded on the terms contemplated in the MoU, or at all.

NatWest Group CEO Alison Rose said:

"In line with our strategy of a phased withdrawal from the Republic of Ireland, I am pleased that we are today announcing a significant update in the form of this non-binding memorandum of understanding with Permanent TSB.  This builds on the recently announced sale of the majority of Ulster Bank's performing commercial banking business to Allied Irish Bank.  Our focus remains on supporting our customers and colleagues as we continue our withdrawal from the Republic of Ireland."

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NWG Media Relations
+44 (0) 131 523 4205

Ulster Bank Media Relations
+353 87 7739 750

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk' 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWG or UBIDAC's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NWG and/or UBIDAC in respect of, but not limited to: NWG's phased withdrawal from the Republic of Ireland and any agreements relating thereto, and NWG and/or UBIDAC's future economic results, business plans and strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions or divestments, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact the above, and any forward-looking statement or actual results are discussed in NWG's UK 2020 Annual Report and Accounts (ARA) (see Risk Factors in the ARA, including the risk factor entitled 'NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes'), UBIDAC's 2020 Annual Report and Accounts (including its Principal Risks and Uncertainties) and NWG's filings with the US Securities and Exchange Commission, including, but not limited to, NWG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NWG and UBIDAC do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: NatWest Group plc - 2138005O9XJIJN4JPN90, UBIDAC - 635400KQIMALJ4XLAD78

Date: 23 July 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary